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VIA EDGAR

January 6, 2017

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: SEC Staff Sarbanes-Oxley Review of Filings by Pioneer Series Trust XII and
    Pioneer Series Trust III

Ladies and Gentlemen:

   This letter is to respond to comments received on December 2, 2016 from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements and other filings made by Pioneer Series Trust XII and Pioneer Series Trust III (each, a "Registrant").

A. Pioneer Series Trust XII

1.  Comment:   Prospectus Strategy and Risk Disclosure: The Staff noted that
               Pioneer Disciplined Growth Fund's portfolio turnover rate increased from 49% for the fiscal year ended August 31, 2015 to 118% for the fiscal year ended August 31, 2016. The Staff requested that the Registrant explain in its response the reason for the variation in the Fund's portfolio turnover rate from 2015 to 2016, and confirm that it will include high portfolio turnover as a principal investment strategy and a principal investment risk in the next update of the Fund's prospectus.

    Response:  The Registrant notes that the variation in the Fund's portfolio turnover rate from 2015 to 2016 reflected adjustments to the Fund's portfolio following the appointment of a new portfolio manager for the Fund midway through 2015. The Registrant notes that it does not consider high portfolio turnover to be a principal investment strategy of the Fund and, accordingly, respectfully submits that no change to the principal investment strategy disclosure in the Fund's prospectus is required. However, the Registrant notes that, in light of the Fund's recent portfolio turnover rate, high portfolio turnover is disclosed as a principal investment risk in the Fund's prospectus.

2.  Comment:   Prospectus Strategy and Risk Disclosure: The Staff noted that, at August 31, 2016, 33.6% of Pioneer Disciplined Growth Fund's total investments were in the Information Technology sector and, at August 31, 2015, 32.7% of the Fund's total investments were in the Information Technology sector. The Staff requested that the Registrant consider if risks related to the Fund's exposure to the Information Technology sector are adequately disclosed in the principal risks section of the Fund's prospectus. The Staff also noted that, if the Fund focuses its investments in other sectors, the Registrant could also consider including risk disclosure related to such investments in the principal risks section of the Fund's prospectus.

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    Response:  The Registrant confirms that it has added disclosure regarding risks related to the Fund's exposure to the Information Technology sector to the principal risks section of the Fund's prospectus. The Registrant notes that, to the extent that the Fund focuses its investments in other sectors in the future, it will consider including risk disclosure related to investments in such sectors.

3.  Comment:   Management Discussion of Fund Performance section of the funds'
               financial statements ("MDFP"): The Staff noted that the expense ratios disclosed in the MDFP are from the Pioneer Disciplined
               Growth Fund's current prospectus. The Staff requested that the Registrant add disclosure to the MDFP in future filings referring the reader to the financial highlights for a more current expense ratio.

    Response:  The Registrant confirms that it will add disclosure to the MDFP in future filings referring the reader to the financial highlights for a more current expense ratio.

4.  Comment:   Statement of Assets and Liabilities: The Staff noted that, at
               August 31, 2016, other liabilities, shown in the Statement of Assets and Liabilities as accrued expenses, represented a large portion of Pioneer Disciplined Growth Fund's total liabilities.
               The Staff requested that the Registrant confirm that all material liabilities have been disclosed as separate line items, in accordance with Rule 6-04(10) of Regulation S-X.

    Response:  The Registrant confirms that in future filings it will delineate accrued expense liabilities as separate line items on the balance sheet if they are material, in accordance with Rule 6-04(10) of Regulation S-X.

5.  Comment:   Semi-Annual Reports: The Staff noted that the Registrant filed semi-annual reports using Edgar code "N-CSR." The Staff requested that the Registrant file future semi- annual reports using Edgar code "N-CSRS" to indicate that such reports are semi-annual reports.

    Response:  The Registrant confirms it will file future semi-annual reports using Edgar code "N-CSRS" to indicate that such reports are semi-annual reports.

B. Pioneer Series Trust III

1.  Comment:   Prospectus Strategy and Risk Disclosure: The Staff noted that
               Pioneer Disciplined Value Fund's portfolio turnover rate was 122% for the fiscal year ended August 31, 2015, and 129% for the fiscal year ended August 31, 2016. The Staff requested that the Registrant confirm that it will include high portfolio turnover as a principal investment strategy and a principal investment risk in the next update of the Fund's prospectus.

    Response:  The Registrant notes that the Fund's high portfolio turnover in fiscal years 2015 and 2016 reflected adjustments to the Fund's portfolio following the appointment of a new portfolio manager for the Fund midway through 2015. The Registrant notes that it does not consider high portfolio turnover to be a principal investment strategy of the Fund and, accordingly, respectfully submits that no change to the principal investment strategy disclosure in the Fund's prospectus is required. However, the Registrant notes that, in light of the Fund's recent portfolio turnover rate, high portfolio turnover is disclosed as a principal investment risk in the Fund's prospectus.

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2.  Comment:   MDFP: The Staff noted that the expense ratios disclosed in the
               MDFP are from Pioneer Disciplined Value Fund's current prospectus. The Staff requested that the add disclosure to the MDFP in future filings referring the reader to the financial highlights for a more current expense ratio.

    Response:  The Registrant confirms that it will add disclosure in the MDFP in future filings referring the reader to the financial highlights for a more current expense ratio.

3.  Comment    Statement of Assets and Liabilities: The Staff noted that, at
               August 31, 2016, other liabilities, shown in the Statement of Assets and Liabilities as accrued expenses, represented a large portion of Pioneer Disciplined Value Fund's total liabilities.
               The Staff requested that the Registrant confirm that all material liabilities have been disclosed as separate line items, in accordance with Rule 6-04(10) of Regulation S-X.

    Response:  The Registrant confirms that in future filings it will delineate accrued expense liabilities as separate line items on the balance sheet if they are material, in accordance with Rule 6-04(10) of Regulation S-X.

4.  Comment    Notes to the Financial Statements: The Staff noted that the
               Registrant states in the Notes to the Financial Statements that Pioneer Investment Management, Inc. ("PIM"), Pioneer
               Disciplined Value Fund's investment adviser, has contractually agreed to limit ordinary operating expenses of the Fund to the extent required to reduce Fund expenses to 1.20%, 2.10%, 1.40% and 0.85% and of the average daily net assets attributable to Class A, Class C, Class R and Class Y shares, respectively. The
               Staff requested that, if applicable, the Registrant disclose in future filings the terms under which fees previously waived/reimbursed may be recouped, and confirm that any recoupment is limited to three years from the date of the waiver/reimbursement. The Staff requested that, if fees previously waived/reimbursed are not subject to recoupment, the Registrant consider disclosing that fact in future filings.

    Response:  The Registrant confirms that PIM has no ability to recoup any amounts waived or expenses reimbursed with respect to the Fund. The Registrant submits that disclosure that fees previously waived/reimbursed are not subject to recoupment is not required and respectfully declines to add such disclosure.

5.  Comment    Notes to the Financial Statements: The Staff noted that the
               Registrant states in the Notes to the Financial Statements that included in "Due to affiliates" reflected on the Statement of Assets and Liabilities is $20,674 in management fees, administrative costs and certain other reimbursements payable to PIM at August 31, 2016. The Staff requested that the
               Registrant confirm in its response how frequently the "Due to affiliates" and "Due from PIM" accounts are settled.

    Response:  The Registrant confirms that the "Due to affiliates" and "Due from PIM" accounts are settled monthly.

6.  Comment    Semi-Annual Reports: The Staff noted that the Registrant filed semi-annual reports using Edgar code "N-CSR." The Staff requested that the Registrant file future semi- annual reports using Edgar code "N-CSRS" to indicate that such reports are semi-annual reports.

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   Response:  The Registrant confirms it will file future semi-annual reports using Edgar code "N-CSRS" to indicate that such reports are semi-annual reports.

   Please contact me directly at 617-422-4468 if you require any further clarification.


                                                  Very truly yours,

						  /s/ Mark E. Bradley
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						      Mark E. Bradley

                                                  Treasurer, Pioneer Funds

cc: Michael Melnick
    Christopher Frazier
    Christopher Kelley
    Thomas Reyes

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